November 30, 2012

Via E-dgar
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp. Amendment No.9 to Registration Statement on Form S-l Filed November 20, 2012 File No. 333-177280

Dear Mr. Dobbie:

Chart Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 29, 2012 regarding our Amendment No. 9 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on November 20, 2012. A marked version of Amendment No. 10 to the Registration Statement (“Amendment No. 10”) is enclosed herewith reflecting all changes to the Registration Statement. Four clean and four marked copies of this filing are being sent via FedEx to your attention.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Prospectus Summary, page 1

The Offering, page 6

Warrant Tender Offer, page 16

1.	Please briefly disclose the purpose of the warrant tender offer.

We respectfully advise the Staff that the purpose of the warrant tender offer is twofold.  First, the warrant tender offer provides public warrant holders that may not wish to retain warrants in the Company following our initial business combination the possibility of receiving cash for their warrants.  This would be particularly significant in a situation in which the market price for the public warrants is less than the $0.60 per warrant proposed to be offered in the warrant tender offer.  Second, in the event of a liquidation of the Company upon a failure to consummate our initial business combination, the public warrant holders would receive a pro rata distribution from the escrow account in the amount of $0.30 (or approximately $0.26 if the over-allotment option is exercised in full) for each public warrant they hold.  Absent such a distribution, the public warrants would expire worthless and we believe that this potential payment would make the offering of units in the initial public offering more attractive to investors.  We have revised the Registration Statement in Amendment No. 10 (pages 16, 86) in response to the Staff’s comment to disclose the purpose of the warrant tender offer.

2.	Please discuss the potential dilutive effect on your public stockholders if the warrant tender offer is successful and your sponsor, Mr. Wright and Cowen Overseas elect to exercise their warrants.

We respectfully advise the Staff that, if the warrant tender offer is consummated, the public stockholders will suffer no additional dilutive effect as the overall number of outstanding warrants will be unchanged.  However, the relative voting power of our sponsor, Mr. Wright and Cowen Overseas with respect to the public stockholders on a fully diluted basis will increase based on their greater shareholding on an "as exercised" basis.  We have revised the Registration Statement in Amendment No. 10 (pages 17, 86) in response to the Staff’s comment.

3.
You state that if you are unable to consummate your initial business transaction, holders of your outstanding public warrants will receive a pro-rata portion of the proceeds on deposit in the escrow account. Please disclose, if true, that the pro-rata amount will be approximately $0.30 per warrant. Please also disclose whether the interest earned on the amount deposited in the escrow account will be included in the distribution.

The Registration Statement has been modified in Amendment No. 10 (pages 17, 87, 118) in response to the Staff’s comment to disclose that public warrant holders will receive approximately $0.30 per warrant (or approximately $0.26 per warrant if the over-allotment option is exercised) if we are unable to consummate our initial business combination.  In addition, Amendment No. 10 includes changes to the disclosure (pages 17, 87, 118) in response to the Staff’s comment to indicate that any and all interest earned on the amount deposited in the escrow account would be returned to Chart Acquisition Group LLC, Mr. Joseph R. Wright and Cowen Overseas (collectively the “Warrant Tender Purchasers”) in accordance with the terms of the Escrow Agreement.

4.
Please disclose how you will pro-rate the amounts payable for tendered warrants in the event that more than 3,750,000 warrants are validly tendered. We note, in this regard, the terms included in Exhibit B to the Escrow Agreement.

The Warrant Tender Purchasers will purchase only up to 3,750,000 public warrants regardless of how many public warrants are tendered.  The Registration Statement has been modified in Amendment No. 10 (pages 17, 87, 118) in response to the Staff’s comment to disclose that, in the event the aggregate number of public warrants validly tendered by the public warrant holders exceeds 3,750,000, the Warrant Tender Purchasers will apply a pro rata reduction to each validly submitted offer to sell in accordance with the terms of the offer to purchase that will be provided to the public warrant holders in connection with the warrant tender offer.  For example, if 5,000,000 public warrants were tendered, since only 3,750,000 (75%) of the public warrants will be purchased by the Warrant Tender Purchasers, the number of warrants purchased from each public warrant holder will be reduced on a pro rata basis such that only 75% of the validly tendered public warrants will be purchased.  Any warrants not purchased by the Warrant Tender Purchasers would be returned to the respective public warrant holders.  These public warrants would still be exercisable for common stock of the company following our initial business combination and would still be tradable in the public market.

5.
Please discuss the fact that neither the company nor any of the holders of the outstanding warrants will be a party to the Escrow Agreement, rendering the warrant holders as third party beneficiaries of the agreement. Please also highlight that while your sponsor, Mr. Wright and Cowen Overseas have “committed” to undertake the warrant tender offer, they do not appear to be under any contractual or other binding obligation to do so. To the extent appropriate, please include corresponding risk factor disclosure. Also please disclose, to the extent currently known, the amount of funds each bidder will contribute towards the aggregate offer consideration of $2,250,000 to be deposited into escrow.

We respectfully advise the Staff that Section 5.2 of the Escrow Agreement provides that the public warrant holders are third party beneficiaries of the agreement.  We respectfully direct the Staff’s attention to (i) Section 3(f) of the revised Exhibit 10.3 and (ii) Section 2 of the revised Exhibit 10.11, pursuant to which each of the Warrant Tender Purchasers will contractually agree to undertake the warrant tender offer and to contribute a specified amount into the escrow account.  Accordingly, we respectfully submit that risk factor disclosure is not required.  We have revised the Registration Statement in Amendment No. 10 (pages 17, 87, 118) in response to the Staff’s comment to indicate the amount of funds each Warrant Tender Purchaser is contributing to the escrow account.

6.
Please provide us with your analysis explaining whether Chart Acquisition Corp. would be a bidder in the tender offer given the participation of the sponsor and the registrant's chairman and chief executive officer. See Section II.D.2 of the Division of Corporation Finance's “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov) for guidance.

We respectfully submit that the Company is not a bidder in the warrant tender offer.  Rule 14d-1(c)(1) defines bidder in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made.”  Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000) (the “Outline”) indicates that “[b]idder status is a question that is determined by the particular facts and circumstances of each transaction.”    The Outline provides certain relevant factors to consider when analyzing who is a bidder.  We have repeated those factors below and provided an analysis of the facts and circumstances of this case.

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

We respectfully submit that the Company did not play a significant role in initiating, structuring and negotiating the warrant tender offer.  As indicated in response to Comment No. 8 below, the terms of the warrant tender offer were negotiated between the sponsor, Mr. Wright and Cowen Overseas, on one hand, and the representatives of the underwriters on the other hand.  Although the Company has agreed with the representatives of the underwriters and the Warrant Tender Purchasers’ proposal to include the warrant tender offer in connection with its initial business combination in the structure of the initial public offering, the structure and terms of the warrant tender offer were in the control of the Warrant Tender Purchasers and the representatives of the underwriters and the Company did not initiate, structure or negotiate the terms of the warrant tender offer.

•	Is the person acting together with the named bidder?

We respectfully submit that the Company is not acting together with the named Warrant Tender Purchasers.  The Warrant Tender Purchasers are the actual and not merely nominal bidders because they have funded at their own expense an escrow account with the cash to be used to purchase the public warrants.  The Company is not a party to, nor a third party beneficiary of, the Escrow Agreement governing the terms of the escrow account into which the funds to consummate the warrant tender offer have been placed.  Moreover, the Company will provide no cash with which to purchase the public warrants tendered, will not receive any of the warrants purchased by the Warrant Tender Purchasers and will have no control over any decision to exercise, dispose of or retain the public warrants purchased in the warrant tender offer.

•	To what extent did or does the person control the terms of the offer?

As indicated in the analysis under the first bullet point above, the Warrant Tender Purchasers, not the Company, together with the representatives of the underwriters, controlled the terms of the warrant tender offer.  Moreover, the Company has no power to amend the terms of the warrant tender offer at the time of the initial business combination and will have no right or power to change the terms of the Escrow Agreement.

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

The financing for the warrant tender offer is being provided solely by the Warrant Tender Purchasers.

•	Does the person control the named bidder, directly or indirectly?

Although it may be argued that the Company’s sponsor and Mr. Wright each exercise certain control over the Company, Cowen Overseas plays no active role in the Company and is a passive investor. The Company does not control the sponsor, Mr. Wright or Cowen Overseas.

•	Did the person form the nominal bidder, or cause it to be formed?

The Company formed neither the sponsor nor Cowen Oversears and none of the Warrant Tender Purchasers may be considered nominal bidders as discussed above.  In fact, both the sponsor and Cowen Overseas existed prior to the incorporation of the Company and Mr. Wright is a natural person.

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Each Warrant Tender Purchasers would directly own the warrants purchased in accordance with the terms of the warrant tender offer.

Although these factors are not exclusive, they demonstrate that the sponsor, Mr. Wright and Cowen Overseas should not be considered nominal bidders.  The Company will obtain none of the securities purchased in the warrant tender offer as the overall number of outstanding public warrants will remain unchanged and the Company will receive no cash proceeds from the warrant tender offer.   Moreover, the inclusion of the Company as a bidder which, in our view, would not be accurate, would not provide public warrant holders with material information that is not otherwise required in the offer documents relating to the warrant tender offer.  As indicated in response to Comment No.7 below, we expect the offer documents relating to the warrant tender offer to include information substantially similar to the information that would be included in a proxy statement or tender offer document provided to the Company’s public stockholders in connection with a proposed initial business combination.  The sponsor, Mr. Wright and Cowen Overseas each have substantive operations and/or assets apart from those related to the offer and, therefore, we respectfully submit that no further analysis of each bidder’s control persons as applicable, is required.

7.
Please tell us the nature and extent of the disclosure relating to the business combination that you expect to be included in the offer document relating to the warrant tender offer. In this respect, please tell us whether the business combination disclosure would be different depending on whether the business combination is structured to require a shareholder vote or not.

We respectfully advise the Staff that we expect the tender offer document relating to the warrant tender offer to include information substantially similar to the information that would be included in a proxy statement or tender offer document provided to the Company’s public stockholders in connection with a proposed initial business combination.  We do not expect the information provided to warrant holders will differ in any material fashion depending on whether the business combination is structured to required a shareholder vote or not.

8.	Please tell us how the warrant tender offer bidders determined the purchase price of $0.60 per warrant.

We respectfully advise the Staff that the Warrant Tender Purchasers determined the per warrant purchase price in consultation with the representatives of the underwriters of our initial public offering based on these entities’ knowledge of the securities markets.

9.
Given that your disclosure of the warrant tender offer in your registration statement appears to constitute the first public announcement of that tender offer, please provide us your analysis of the applicability of Rule 14e-5 with respect to the three bidders and other “covered persons,” as such term is defined in Rule 14e-5(c)(3).

We respectfully advise the Staff that, in accordance with the Registration Statement (please see, for example, pages 2, 16, 27, 85, 117 of Amendment No. 10), the warrant tender offer would  commence only after, and as a consequence of, the announcement of our initial business combination.  As the warrant tender offer is conditioned upon, and will commence only after, the announcement of an initial business combination, we respectfully submit our Registration Statement does not constitute the first public announcement of that tender offer.  Accordingly, the Company believes that Rule 14e-5 is inapplicable to the warrant tender offer, which cannot be expected to be commenced in the foreseeable future.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Christopher Brady
Christopher Brady
President
cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)